Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2024

Shenzhen, China, November 14, 2024 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third quarter 2024 Financial Highlights:

•	Total revenues were US$80.1 million, representing a decrease of 4.9% year-over-year.

•	Cloud computing revenues were US$25.3 million, representing a decrease of 14.4% year-over-year.

•	Subscription revenues were US$33.2 million, representing an increase of 15.6% year-over-year.

•	Live streaming and other internet value-added services (“Live streaming and other IVAS”) revenues were US$21.6 million, representing a decrease of 16.7% year-over-year.

•	Gross profit was US$40.5 million, representing an increase of 7.8% year-over-year, and gross profit margin was 50.8% in the third quarter, compared with 44.6% in the same period of 2023.

•	Net income was US$4.4 million in the third quarter, same as US$4.4 million in the same period of 2023.

•	Non-GAAP net income[1] was US$4.9 million in the third quarter, compared with US$5.5 million in the same period of 2023.

•	Diluted earnings per ADS was approximately US$0.07 in the third quarter, same as US$0.07 in the same period of 2023.

“We achieved continued profitability and positive operating cash flows in the third quarter of 2024, while the revenue performance from each business line was mixed. The third quarter performance was led by double-digit growth in subscription business. While the total revenues decreased year-over-year due to the downsizing of our domestic audio live streaming business last year and lower cloud computing sales, we have successfully carried out diversified measures to mitigate their impact,” said Mr. Jinbo Li, Chairman and CEO of Xunlei.

“We are confident in our business outlook and have been actively implementing our new share repurchase plan announced in June this year. Looking ahead, we will continue to push boundaries, explore untapped potential and ultimately create values for our shareholders,” concluded Mr. Li.

Third Quarter 2024 Financial Results

Total Revenues

Total revenues were US$80.1 million, representing a decrease of 4.9% year-over-year. The decrease in total revenues was mainly attributable to the decrease in our revenues from live streaming and cloud computing businesses.

Revenues from cloud computing were US$25.3 million, representing a decrease of 14.4% year-over-year. The decrease in cloud computing revenues was mainly due to the reduced sale of our cloud computing services and a decline in sales of cloud computing hardware devices as a result of heightened competition and evolving regulatory environment.

1 Non-GAAP net income is a Non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Revenues from subscription were US$33.2 million, representing an increase of 15.6% year-over-year. The increase in subscription revenues was mainly driven by the increase in the number of subscribers. The number of subscribers was 5.51 million as of September 30, 2024, compared with 5.02 million as of September 30, 2023. The average revenue per subscriber for the third quarter was RMB40.9, compared with RMB39.9 in the same period of 2023. The higher average revenue per subscriber was mainly attributable to an increase in the proportion of users who signed up for our premium membership services.

Revenues from live streaming and other IVAS were US$21.6 million, representing a decrease of 16.7% year-over-year. The decrease of live streaming and other IVAS revenues was mainly due to the downsizing of our domestic audio live streaming operations since June 2023, which was partially offset by the increase in the revenues from our overseas audio live streaming business.

Costs of Revenues

Costs of revenues were US$39.4 million, representing 49.1% of our total revenues, compared with US$46.4 million, or 55.1% of the total revenues, in the same period of 2023. The decrease in costs of revenues was mainly attributable to the decrease in bandwidth costs as well as revenue-sharing costs for our live streaming business incurred during the quarter.

Bandwidth costs, as included in costs of revenues, were US$24.8 million, representing 31.0% of our total revenues, compared with US$28.1 million, or 33.4% of the total revenues, in the same period of 2023. The decrease was primarily due to the enhanced utilization efficiency and decrease in revenues from cloud computing services during the quarter.

The remaining costs of revenues mainly consisted of costs related to the revenue-sharing from our live streaming business, payment handling charges and cost of inventories sold.

Gross Profit and Gross Profit Margin

Gross profit for the third quarter of 2024 was US$40.5 million, representing an increase of 7.8% year-over-year. Gross profit margin was 50.5% in the third quarter, compared with 44.6% in the same period of 2023. The increase in gross profit was mainly driven by the increased gross profit from our subscription business. The increase in gross profit margin was primarily due to the higher weighting of subscription revenues in our total revenue mix, which have a higher gross profit margin.

Research and Development Expenses

Research and development expenses for the third quarter were US$17.7 million, representing 22.1% of our total revenues, compared with US$19.5 million, or 23.1% of our total revenues, in the same period of 2023. The decrease was primarily due to the decrease in labor cost.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter were US$11.5 million, representing 14.3% of our total revenues, compared with US$9.5 million, or 11.3% of our total revenues, in the same period of 2023. The increase was primarily due to more marketing expenses incurred for our subscription and overseas audio live streaming businesses.

General and Administrative Expenses

General and administrative expenses for the third quarter were US$11.4 million, representing 14.2% of our total revenues, compared with US$11.1 million, or 13.2% of our total revenues, in the same period of 2023. The increase was primarily due to the increase in labor costs, partially offset by the decrease in one-off impairment of servers and network equipment.

Operating Loss

Operating loss was US$0.2 million, compared with an operating loss of US$2.5 million in the same period of 2023. The decrease in operating loss was primarily attributable to the increase in gross profit of subscription and overseas audio live streaming businesses, partially offset by the increase in marketing expenses during the quarter.

Other Income, Net

Other income, net was US$4.8 million, compared with other income, net of US$7.3 million in the same period of 2023. The decrease was primarily due to less reversal of payables with low payment probability as compared with the same period of 2023.

Net Income and Earnings Per ADS

Net income was US$4.4 million, same as US$4.4 million in the third quarter of 2023. Non-GAAP net income was US$4.9 million in the third quarter of 2024, compared with US$5.5 million in the same period of 2023.

Diluted earnings per ADS in the third quarter of 2024 was approximately US$0.07, same as US$0.07 in the third quarter of 2023.

Cash Balance

As of September 30, 2024, the Company had cash, cash equivalents and short-term investments of US$272.0 million, compared with US$263.4 million as of June 30, 2024. The increase was mainly due to the net cash inflow from operating activities, partially offset by the repayment of bank loans and spending on share buybacks.

Share Repurchase Program

On June 4, 2024, Xunlei announced that its Board of Directors had authorized a new plan for the repurchase of up to US$20 million of its ADSs or shares over the next 12 months. As of September 30, 2024, the Company had spent approximately US$1.5 million on share buybacks under the new share repurchase program.

During the quarter ended September 30, 2024, the Company had repurchased a total of 588,025 ADSs for a total of US$1.0 million.

Guidance for the Fourth Quarter of 2024

For the fourth quarter of 2024, Xunlei estimates total revenues to be between US$77 million and US$82 million, and the midpoint of the range represents a quarter-over-quarter decrease of approximately 0.7%. This estimate represents management's preliminary view as of the date of this press release, which is subject to change and any change could be material.

Conference Call Information.

Xunlei's management will host a conference call at 7:00 a.m. U.S. Eastern Time on November 14, 2024 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration: https://register.vevent.com/register/BI548168feaf884dee90e66d28f4bee648

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/y5ezeqng

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations and the "Guidance" section in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income, (3) non-GAAP basic and diluted earnings per share for common shares, and (4) non-GAAP basic and diluted earnings per ADS. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September30,	December 31,
	2024	2023
	US$	US$
Assets

Current assets:
Cash and cash equivalents	133,436	170,802
Short-term investments	138,596	101,078
Accounts receivable, net	32,173	31,210
Inventories	1,465	2,219
Due from related parties	31,884	12,644
Prepayments and other current assets	10,827	9,423
Total current assets	348,381	327,376

Non-current assets:
Restricted cash	523	-
Long-term investments	30,768	32,134
Deferred tax assets	784	478
Property and equipment, net	57,975	60,028
Intangible assets, net	8,999	5,697
Goodwill	21,050	20,826
Due from a related party, non-current portion	-	19,619
Long-term prepayments and other non-current assets	3,155	1,953
Operating lease assets	349	575
Total assets	471,984	468,686

Liabilities
Current liabilities:
Accounts payable	24,933	24,430
Due to related parties	18	-
Contract liabilities, current portion	38,493	36,375
Lease liabilities	162	276
Income tax payable	8,170	6,391
Accrued liabilities and other payables	47,457	53,708
Short-term bank borrowings and current portion of long-term bank borrowings	71	6,906
Total current liabilities	119,304	128,086

Non-current liabilities:
Contract liabilities, non-current portion	516	846
Lease liabilities, non-current portion	134	229
Deferred tax liabilities	988	513
Bank borrowings, non-current portion	14,270	15,539
Total liabilities	135,212	145,213

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 323,525,556 shares outstanding as at December 31, 2023; 375,001,940 issued and 316,960,156 shares outstanding as at September 30, 2024)	79	81
Additional paid-in-capital	480,939	482,484
Accumulated other comprehensive loss	(16,221)	(18,913)
Statutory reserves	8,142	8,142
Treasury shares (51,476,384 shares and 58,041,784 shares as at December 31, 2023 and September 30, 2024, respectively)	15	12
Accumulated deficits	(135,955)	(146,944)
Total Xunlei Limited's shareholders' equity	336,999	324,862
Non-controlling interests	(227)	(1,389)
Total liabilities and shareholders' equity	471,984	468,686

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2024	2024	2023
	US$	US$	US$
Revenues, net of rebates and discounts	80,141	79,603	84,235
Business taxes and surcharges	(303)	(270)	(286)
Net revenues	79,838	79,333	83,949
Costs of revenues	(39,380)	(38,632)	(46,409)
Gross profit	40,458	40,701	37,540

Operating expenses
Research and development expenses	(17,744)	(17,470)	(19,483)
Sales and marketing expenses	(11,453)	(10,867)	(9,507)
General and administrative expenses	(11,362)	(11,231)	(11,093)
Credit loss expenses, net	(73)	(166)	28
Total operating expenses	(40,632)	(39,734)	(40,055)

Operating (loss)/income	(174)	967	(2,515)
Interest income	1,233	1,265	1,163
Interest expense	(165)	(182)	(361)
Other income, net	4,817	2,535	7,329
Income before income taxes	5,711	4,585	5,616
Income tax expenses	(1,335)	(2,065)	(1,251)
Net income	4,376	2,520	4,365
Less: net loss attributable to non-controlling interest	(219)	(235)	(30)
Net income attributable to common shareholders	4,595	2,755	4,395
Earnings per share for common shares
Basic	0.0145	0.0086	0.0134
Diluted	0.0145	0.0086	0.0134

Earnings per ADS
Basic	0.0725	0.0430	0.0670
Diluted	0.0725	0.0430	0.0670

Weighted average number of common shares used in calculating:
Basic	317,410,168	320,688,429	328,229,170
Diluted	317,921,168	320,922,960	328,738,450

Weighted average number of ADSs used in calculating:
Basic	63,482,034	64,137,686	65,645,834
Diluted	63,584,234	64,184,592	65,747,690

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2024	2024	2023
	US$	US$	US$
GAAP operating (loss)/income	(174)	967	(2,515)
Share-based compensation expenses	531	631	1,106
Non-GAAP operating income/(loss)	357	1,598	(1,409)

GAAP net income	4,376	2,520	4,365
Share-based compensation expenses	531	631	1,106
Non-GAAP net income	4,907	3,151	5,471

GAAP earnings per share for common shares:
Basic	0.0145	0.0086	0.0134
Diluted	0.0145	0.0086	0.0134

GAAP earnings per ADS:
Basic	0.0725	0.0430	0.0670
Diluted	0.0725	0.0430	0.0670

Non-GAAP earnings per share for common shares:
Basic	0.0161	0.0106	0.0168
Diluted	0.0161	0.0105	0.0167

Non-GAAP earnings per ADS:
Basic	0.0805	0.0530	0.0840
Diluted	0.0805	0.0525	0.0835

Weighted average number of common shares used in calculating:
Basic	317,410,168	320,688,429	328,229,170
Diluted	317,921,168	320,922,960	328,738,450

Weighted average number of ADSs used in calculating:
Basic	63,482,034	64,137,686	65,645,834
Diluted	63,584,234	64,184,592	65,747,690

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com